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                           MORGAN STANLEY INCOME TRUST
                           1221 Avenue of the Americas
                               New York, NY 10020

December 20, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Larry Greene, Division of Investment Management

RE: MORGAN STANLEY INCOME TRUST
    (FILE NOS. 33-24245 AND 811-5654)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Income Trust (the "Fund") filed with the Securities and Exchange Commission on October 26, 2006. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 25 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about December 20, 2006.

                  GENERAL COMMENTS TO FORM N-1A

COMMENT 1.  PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR,
            INCLUDING THE "TANDY" PROVISION.

                 RESPONSE 1. This response letter addressing the Staff's comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding Post-Effective Amendment.

            COMMENTS TO THE PROSPECTUS

COMMENT 2.  PLEASE NOTE THAT CERTAIN SIDEBARS AND OTHER STATEMENTS IN THE
            PROSPECTUS APPEAR IN ALL CAPS IN THE EDGAR FILINGS WITH THE COMMISSION. PLEASE CONFIRM THAT THEY ARE NOT IN ALL CAPS AS THEY APPEAR IN THE PRINTED PROSPECTUS.

                 RESPONSE 2. This disclosure appears in italics in the Fund's printed prospectus, not all caps.


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COMMENT 3.  PLEASE INCLUDE AN EXPLANATION IN THE PROSPECTUS ON WHAT RATINGS
            WOULD BE CONSIDERED "INVESTMENT GRADE" AND "JUNK BONDS" OR ALTERNATIVELY ADD A RATINGS APPENDIX TO THE END OF THE STATEMENT OF ADDITIONAL INFORMATION ("SAI").

                 RESPONSE 3. There is currently a ratings appendix attached to the SAI.

COMMENT 4.  THE EIGHTH PARAGRAPH IN THE SECTION TITLED "PRINCIPAL INVESTMENT
            STRATEGIES" DISCUSSES THE FUND'S INVESTMENTS IN FIXED-INCOME SECURITIES RATED LOWER THAN INVESTMENT GRADE. PLEASE CONFIRM THAT THIS IS A PRIMARY INVESTMENT STRATEGY OF THE FUND.

                 RESPONSE 4. By virtue of the Fund's ability to invest up to 20% in such securities, this is considered to be a primary investment strategy of the Fund.

COMMENT 5.  ON PAGE 6 OF THE PROSPECTUS UNDER THE HEADING "OTHER RISKS,"
            DELETE ANY REFERENCE TO "SWAPS" WHICH IS A PRIMARY INVESTMENT STRATEGY.

                 RESPONSE 5. This disclosure has been revised accordingly.

COMMENT 6.  IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER
            MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                 RESPONSE 6. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENT 7.  IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, PLEASE
            CONFIRM THAT THE NUMBERS IN THE TABLE ARE GROSS AMOUNTS AND NOT NET OF ANY WAIVERS CURRENTLY IN PLACE.

                 RESPONSE 7. The amounts shown in the table are the fees prior to any waiver/assumption of expenses taken into account.

COMMENT 8.  PLEASE ATTACH AS AN EXHIBIT TO PART C THE WAIVER AGREEMENT IN
            CONNECTION WITH THE FEE WAIVER MENTIONED IN FOOTNOTE 6 IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS.

                 RESPONSE 8. This fee waiver is not a contractual waiver but a voluntary waiver that may be terminated at any time. The footnote has been revised to reflect its voluntary nature.

COMMENT 9.  IN THE "FEES AND EXPENSES OF THE PORTFOLIO" SECTION OF THE
            PROSPECTUS, IF APPLICABLE, DISCLOSE THAT THE INVESTMENT ADVISER HAS THE ABILITY TO RECOUP ANY FEES THAT IT WAIVED OR REIMBURSED IN SUBSEQUENT YEARS.

                 RESPONSE 9. The suggested disclosure is not applicable.


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COMMENT 10. PLEASE INCLUDE THE ORDER PROCESSING FEE IN THE FEE TABLE AS
            REQUIRED BY FORM N-1A UNLESS AN INVESTOR CAN PURCHASE SHARES WITHOUT BEING A MORGAN STANLEY CLIENT.

                 RESPONSE 10. Form N-1A requires that the costs and expenses that an investor will bear directly or indirectly be included in the fee table. The order processing fee that Morgan Stanley DW Inc. charges clients when a client purchases or tenders shares of the Fund is not required to be included in the fee table because only investors that purchase shares through Morgan Stanley DW Inc. would be subject to that fee.

            COMMENTS TO THE SAI

COMMENT 11. PLEASE ADD A DESCRIPTION OF THE FUND'S POLICIES WITH RESPECT TO
            BORROWING AND ISSUANCE OF SENIOR SECURITIES TO THE SAI.

                 RESPONSE 11. The SAI currently includes such disclosure. Please see the section titled "Description of the Fund and Its Investments and Risks - Investment Strategies and Risks - Borrowing."

COMMENT 12. IN THE SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO MANAGER
            COMPENSATION STRUCTURE," (1) INCLUDE ONLY THE DISCRETIONARY COMPENSATION RECEIVED BY THE PORTFOLIO MANAGERS OF THE FUND DURING THE LAST YEAR AND (2) CONFIRM THAT YOU ARE PROVIDING THE REQUESTED INFORMATION.

                 RESPONSE 12. We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager's incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts. Please note that we revised the disclosure to clarify that investment performance, upon which a portfolio manager's compensation is linked, is calculated for one-, three-, and five-year periods measured against a fund's/account's primary benchmark, indices and/or peer groups, where applicable.


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As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     - the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     - the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     - the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5481. Thank you.

Sincerely,


/s/ Debra Rubano
-------------------------------------
Debra Rubano


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